SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C. 20549

                                    FORM 11-K/A
                                  AMENDMENT NO. 1


   [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) of the SECURITIES EXCHANGE ACT OF 1934.

        For the fiscal year ended December 31, 1996.


   [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]


           For the transition period                 to
                                     ---------------    ---------------

                          Commission File No.:   0-17286
                                                ----------


                                PRIME BANCORP, INC.
                --------------------------------------------------
                (Exact Name of Issuer as Specified in its Charter)


       Delaware                                           23-2860688
 ----------------------                        ---------------------------------
(State of Incorporation)                       (IRS Employer Identification No.)



               7111 Valley Green Road, Fort Washington, PA  19034-2209
               -------------------------------------------------------
                      (Address of Principal Executive Offices)



                     Prime Bancorp, Inc. Retirement Savings Plan
                    ---------------------------------------------
                              (Full Title of the Plan)





REQUIRED INFORMATION

Prime Bancorp, Inc. Retirement Savings Plan is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). Therefore in lieu of items 1-3 on Form 11-K, the amended financial statements and schedules of the plan for the two years ended December 31, 1996 and 1995, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Appendix 1 and incorporated herein by this reference.



                                   SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.



Dated:  April 10, 1998                           Prime Bancorp, Inc. Retirement
                                                          Savings Plan


                                             By: /s/ Harry E. Dingler, Jr.
                                                 -----------------------------
                                                 Harry E. Dingler, Jr.
                                                 Plan Administrator

                                     APPENDIX 1














                                PRIME BANCORP, INC.
                              RETIREMENT SAVINGS PLAN

                                Financial Statements

                            December 31, 1996 and 1995

                    (With Independent Auditors' Report Thereon)

PRIME BANCORP, INC.
RETIREMENT SAVINGS PLAN

Table of Contents

December 31, 1996 and 1995
____________________________________________________________________________

                                                            												Page

Independent Auditors' Report.........................................     1

Financial Statements

      Statements of Net Assets Available for Plan
         Benefits as of December 31, 1996 and 1995...................   2 - 3

      Statements of Changes in Net Assets Available for Plan
         Benefits as of December 31, 1996 and 1995...................   4 - 5

Notes to Financial Statements........................................   6 - 11



Schedule

   1	Item 27(a) - Schedule of Assets Held for Investment Purposes...     13


   2	Item 27(d) - Schedule of Reportable Transactions...............     14

Independent Auditors' Report



The Trustees and Administrator
Prime Bancorp, Inc. Retirement Savings Plan:


We have audited the accompanying statements of net assets available for plan benefits of the Prime Bancorp, Inc. Retirement Savings Plan as of December 31, 1996 and 1995 and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1996 and 1995, and the changes in net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as whole. The supplementary information included in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such supplementary information and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly presented in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG Peat Marwick LLP

Philadelphia, PA
April 6, 1998

PRIME BANCORP, INC. RETIREMENT SAVINGS PLAN

Statements of Net Assets Available for Plan Benefits

December 31, 1996 and 1995

                                                   December 31, 1996
------------------------------------------------------------------------------------------------
                                      Growth
                    Money             and                   Prime
                    Market   Growth   Income  Certificates Common    Bond   Participant
                    Fund     Fund     Fund    of Deposit    Stock    Fund      Loans      Total
-----------------------------------------------------------------------------------------------
Assets:
Investments at fair value
  Benham GNMA Income
    Fund            $ -        -        -           -          -    41,259       -       41,259
  Dreyfus Short Interest
    Government Fund   -        -        -           -          -    57,642       -       57,642
  Kaufmann Fund       -     94,291      -           -          -       -         -       94,291
  Money Market
     Fund           1,567      -        -           -          -       -         -        1,567
  Neuberger & Berman:
     Focus Fund       -    104,705      -           -          -       -         -      104,705
     Guardian Fund    -        -     41,213         -          -       -         -       41,213
  Participant Loans   -        -        -           -          -       -      23,971     23,971
  Prime Bancorp, Inc.
    Common Stock      -        -        -           -    1,906,755     -         -    1,906,755
  Prime Bank Certificates
    of Deposit        -        -        -       778,656        -       -         -      778,656
  Vanguard Wellington Fund     -    195,707         -          -       -         -      195,707
------------------------------------------------------------------------------------------------
Total investments   1,567  198,996  236,920     778,656  1,906,755  98,901    23,971  3,245,766
------------------------------------------------------------------------------------------------
Net assets available for plan benefits
                  $ 1,567  198,996  236,920     778,656  1,906,755  98,901    23,971  3,245,766
------------------------------------------------------------------------------------------------


                                                               (continued)

PRIME BANCORP, INC. RETIREMENT SAVINGS PLAN


Statements of Net Assets Available for Plan Benefits, continued

                                                 December 31, 1995
------------------------------------------------------------------------------------------------
                                Growth
                                 and                   Prime
                      Growth   Income   Certificates  Common    Bond      Participant
                       Fund     Fund     of Deposit    Stock    Fund          Loans       Total
------------------------------------------------------------------------------------------------
Assets:
Investments at fair
 value
  AIM Value Fund   $ 144,647      -           -           -       -             -       144,647
  Dreyfus Short Int.
    Govt. Fund           -        -           -           -    50,371           -        50,371
  Participant Loans      -        -           -           -       -           4,977       4,977
  Prime Bancorp, Inc.
    Common Stock         -        -           -     2,020,294     -             -     2,020,294
  Prime Bank Certificates
    of Deposit           -        -       791,702         -       -             -       791,702
  Vanguard Wellington Fund    140,324         -           -       -             -       140,324
------------------------------------------------------------------------------------------------
Total investments    144,647  140,324     791,702   2,020,294   50,371        4,977   3,152,315
------------------------------------------------------------------------------------------------

Receivables:
Employer's
  contributions        1,810    1,853       6,280      10,485    1,124                   21,552
Participants'
  contributions        2,708    2,772       9,395      15,685    1,681                   32,241
Other                    289      296       1,002       1,674      179                    3,440
------------------------------------------------------------------------------------------------
Total receivables      4,807    4,921      16,677      27,844    2,984                   57,233
------------------------------------------------------------------------------------------------
Net assets available
  for plan benefits $149,454  145,245     808,379   2,048,138   53,355        4,977   3,209,548
------------------------------------------------------------------------------------------------


See accompanying notes to financial statements.

PRIME BANCORP, INC. RETIREMENT SAVINGS PLAN

Statements of Changes in Net Assets Available for Plan Benefits
Years ended December 31, 1996 and 1995

                                              Year ended December 31, 1996
------------------------------------------------------------------------------------------------
                                      Growth
                    Money             and                   Prime
                    Market   Growth   Income  Certificates Common    Bond   Participant
                    Fund     Fund     Fund    of Deposit    Stock    Fund      Loans      Total
------------------------------------------------------------------------------------------------
Additions to net
assets attributable to:
  Net realized
   and unrealized
   appreciation    $     -       3,806    8,571      -    181,867      515       -       194,759
  Dividend Income        -       1,799    3,468      -     65,545      -         -        70,812
  Interest income        -         -        -     44,692      -      1,358     1,011      47,061
------------------------------------------------------------------------------------------------
  Net investment income  -       5,605   12,039   44,692  247,412    1,873     1,011     312,632
------------------------------------------------------------------------------------------------
  Contributions:
    Employer          33,511    47,803   46,976   47,149   77,069   23,646       -       276,154
    Participants      64,699    52,069   51,127   39,348   49,276   25,001       -       281,520
------------------------------------------------------------------------------------------------
  Total contributions 98,210    99,872   98,103   86,497  126,345   48,647       -       557,674
------------------------------------------------------------------------------------------------
  Rollovers           11,505       -     19,536      -     14,342      -         -        45,383
------------------------------------------------------------------------------------------------
Total additions      109,715   105,477  129,678  131,189  388,099   50,520     1,011     915,689
------------------------------------------------------------------------------------------------
Reductions in
  net assets
  attributable to:
  Withdrawals           (353)  (61,480) (58,153)(118,992) (624,415) (16,078)     -      (879,471)
------------------------------------------------------------------------------------------------
Total interfund transfers, including new loans and
  loan repayments   (107,795)    5,545   20,150  (41,920)   94,933   11,104  17,983           -
------------------------------------------------------------------------------------------------
Net increase
  (decrease)           1,567   49,542    91,675  (29,723) (141,383)  45,546  18,994       36,218
Net assets available
  for plan benefits
  Beginning of year      -    149,454   145,245  808,379  2,048,138  53,355   4,977    3,209,548
------------------------------------------------------------------------------------------------
  End of year       $  1,567  198,996   236,920  778,656  1,906,755  98,901  23,971    3,245,766
------------------------------------------------------------------------------------------------

                                                                   (continued)

PRIME BANCORP, INC. RETIREMENT SAVINGS PLAN

Statements of Changes in Net Assets Available for Plan Benefits, continued

                                                 Year ended December 31, 1995
------------------------------------------------------------------------------------------------
                                Growth
                                 and                   Prime
                      Growth   Income   Certificates  Common    Bond      Participant
                       Fund     Fund     of Deposit    Stock    Fund          Loans       Total
----------------------------------------------------------------------------------------------

Additions to net
assets attributable to:
  Net realized
  and unrealized
  appreciation      $ 14,141    16,285      -     434,589       1,323         -          466,338
  Dividend Income      7,145     4,871      -      58,170         -           -           70,186
  Interest income        -         -     50,699       -         1,732         -           52,431
------------------------------------------------------------------------------------------------
  Net investment
  income              21,286    21,156   50,699   492,759       3,055         -          588,955
------------------------------------------------------------------------------------------------
  Contributions:
    Employer          28,961    30,818   70,493   160,523      14,586         -          305,381
    Participants      23,378    24,084   56,205   118,251      11,811         -          233,729
------------------------------------------------------------------------------------------------
  Total contributions 52,339    54,902  126,698   278,774      26,397         -          539,110
------------------------------------------------------------------------------------------------
  Rollovers              819     3,270    3,277     4,913         -           -           12,279
------------------------------------------------------------------------------------------------
Total additions       74,444    79,328  180,674   776,446      29,452         -        1,140,344
------------------------------------------------------------------------------------------------
Reductions in
  net assets
  attributable to:
  Withdrawals         (3,333)   (2,723)  (116,437) (106,590)   (1,469)        -         (230,552)
------------------------------------------------------------------------------------------------
Total reductions      (3,333)   (2,723)  (116,437) (106,590)   (1,469)        -         (230,552)
------------------------------------------------------------------------------------------------
Total interfund transfers, including
  new loans           46,479    35,044    (17,724)  (81,276)   12,500       4,977          -
------------------------------------------------------------------------------------------------
Net increase
  (decrease)         117,590   111,649    46,513    588,580    40,483       4,977        909,792
Net assets available
  for plan benefits
  Beginning of year   31,864    33,596   761,866  1,459,558    12,872         -        2,299,756
------------------------------------------------------------------------------------------------
  End of year      $ 149,454   145,245   808,379  2,048,138    53,355       4,977      3,209,548
------------------------------------------------------------------------------------------------


See accompanying notes to financial statements.

PRIME BANCORP, INC. RETIREMENT SAVINGS PLAN

December 31, 1996 and 1995

Notes to Financial Statements
--------------------------------------------------------------------------------

(1)	Description of Plan


    The following description provides only general information of the Prime Bancorp, Inc. (the Company) Retirement Savings Plan (the Plan) which became effective July 1, 1984. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

    The Company merged with First Sterling Bank on December 31, 1996. As a result, on December 31, 1996 all First Sterling employees became employees of the Company and adopted the Plan. Assets of the former First Sterling Bank Plan are expected to be merged into to the Plan in 1998.

    General

    The Plan is a salary reduction plan, also called a "401 (k) plan", covering full and part-time employees of the Company who have completed one year of service and attained age twenty-one. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

   	Contributions

    Each year, participants may contribute up to 15% of pretax annual compensation up to a maximum of $9,500, as defined in the Plan. The Company may contribute a matching contribution based on the amount of the participant's elected salary reduction. Currently the Company matches
    66 2/3% on the first 6% of the participants elected compensation.
    Additional amounts may be contributed at the option of the Company's board of directors. Discretionary contributions amounted to $176,000 in 1996 and $241,000 in 1995.

   	Participant Accounts

    Each participant's account is credited with the participant's contribution and allocation of (i) the Company's contribution and (ii) Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

   	Vesting

    Participant's are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching and discretionary contribution plus actual earnings are based on years of continuous service. A participant is 100% vested after five years of credited service.

                                                                     (Continued)

PRIME BANCORP, INC. RETIREMENT SAVINGS PLAN

December 31, 1996 and 1995

Notes to Financial Statements
--------------------------------------------------------------------------------

(1)	Continued

   	Investment Options

    Upon enrollment in the Plan, a participant may direct employee contributions in any of the following investment options:

      Growth Funds - The growth funds include the Kaufmann Fund and the Neuberger & Berman Focus Fund which aim for capital appreciation by investing in a broad range of companies that are perceived to be undervalued and undergoing positive changes or turnarounds.

      Growth & Income Funds - The growth & income funds include the Vanguard Wellington Fund and the Neuberger & Berman Guardian Fund which seek long-term capital growth, current income and growth of income. The funds typically invest in securities (stocks and bonds) of dividend-paying companies with the potential for earnings growth.

      Prime Bank Certificates of Deposit - Interest bearing certificate issued by the bank at terms and rates ranging from 6 months to 60 months.

      Prime Bancorp, Inc. Common Stock - Seeks long-term capital growth, current income and growth of income. If monies available from contributions are insufficient to purchase a whole share of Prime Bancorp, Inc. common stock, such amount is invested on a short-term basis in a money market fund, which emphasizes liquidity and preservation of capital by investing in short-term debt instruments (maturing in one year or less). The money market fund is not a direct participant investment option.

      Bond Funds - The bond funds include the Benham GNMA Income Fund and the Dreyfus Short Interest Government Fund which seek high income consistent with a high degree of principal stability by investing primarily in short-term, high quality bonds (rated AAA or AA).

    Participants may change their investment options quarterly.

                                                                     (Continued)

PRIME BANCORP, INC. RETIREMENT SAVINGS PLAN

December 31, 1996 and 1995

Notes to Financial Statements
--------------------------------------------------------------------------------

(1) Continued

   	Loan Fund

    Participants may borrow from their fund accounts any amount up to a maximum equal to the lessor of (i) $50,000 or (ii) 50% of their vested account balance. Loan transactions are treated as a transfer to (from) the various investment funds from (to) the participants' Loan Fund. Loan terms range from 1-5 years unless for the purchase of a primary residence, the range is 1-25 years. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined quarterly by the Loan Committee. Principal and interest is paid ratably through bi-weekly payroll deductions.

   	Payment of Benefits

    On termination of service due to death, disability or retirement, a beneficiary or participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or annual installments over 5 years, 10 years or life. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

   	Forfeited Accounts

    Forfeited non-vested accounts may be used to reduce future employer contributions. There were no material forfeited non-vested accounts in 1996 or 1995.

   	Rollovers

    Participants are permitted to deposit into the Plan, distributions received from other qualified plans (i.e., rollovers). Rollovers from other plans are allocated to the various funds based on the participant's direction. Participants are 100% vested in these rollovers.

    Administrative Fees

    All administrative expenses incurred by the Plan are paid for by the Company.
                                                                     (Continued)

PRIME BANCORP, INC. RETIREMENT SAVINGS PLAN

December 31, 1996 and 1995

Notes to Financial Statements
--------------------------------------------------------------------------------

(2)	Summary of Significant Accounting Policies

   	Basis of Presentation

    The financial statements of the Plan are prepared under the accrual method of accounting. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


   	Investment Valuation and Income Recognition

    Investments in non-dollar mutual funds are carried at fair value, measured by net asset value reported by the respective mutual funds. The value of units of the mutual fund is based on the underlying fair value of the investments within the funds. The money market fund is valued at amortized cost which approximates fair value. Prime Bancorp, Inc. Common Stock is stated at fair value based on quoted market price. The certificates of deposit are carried at par which approximates fair value. Employee loans are stated at their unpaid principal balance which approximates fair value.

    Securities transactions are recognized on the trade date. Realized gains and losses are determined by the weighted average method. Changes in unrealized appreciation (depreciation) are included in investment income.

    Payment of Benefits

    Benefits are recorded when paid.

(3) Investments

    Investments as of December 31, 1996 and 1995 are as follows:


                                                            1996                      1995
                                                  Historical       Fair     Historical        Fair
                                                        cost       value          cost        value
AIM Value Fund, 0 shares at 12/31/96;
           5,395 shares at 12/31/95               $       -          -         125,761      144,647

Benham GNMA Income Fund, 3,933 shares at 12/31/96;
           0 shares at 12/31/95                       40,838      41,259          -            -

Dreyfus Short Interest Government Fund,
           5,303 shares at 12/31/96;
           4,538 shares at 12/31/95                   58,155      57,642        48,768       50,371

Kaufmann Fund, 16,146 shares at 12/31/96;
           0 shares at 12/31/95                       93,076      94,291          -            -

Neuberger & Berman
   Focus Fund, 3,397 shares at 12/31/96;
               0 shares at 12/31/95                  107,381     104,705          -            -

   Guardian Fund, 1,608 shares at 12/31/96;
               0 shares at 12/31/95                   38,815      41,213          -            -

Prime Bancorp, Inc. Common Stock,
           93,012 shares at 12/31/96
           99,768 shares at 12/31/95               1,140,431   1,906,755     1,121,638    2,020,294

Prime Bank Certificates of Deposit,
          $778,656 par value at 12/31/96;
          $791,702 par value at 12/31/95             778,656     778,656       791,702      791,702

Prime Bancorp, Inc. Stock Money Market Fund,
           1,567 shares at 12/31/96;
           0 shares at 12/31/95                        1,567       1,567          -            -

Vanguard Wellington Fund, 7,484 shares at 12/31/96;
           5,744 shares at 12/31/95                  189,590     195,707       122,205      140,324

-----------------------------------------------------------------------------------------------------

Participant loans, with interest rates ranging from
           7% to 10%, and maturity dates ranging
           from 2/14/97 to 7/30/23                    23,971      23,971         4,977        4,977
-----------------------------------------------------------------------------------------------------

Total Investments                                  2,472,480   3,245,766     2,215,051    3,152,315
-----------------------------------------------------------------------------------------------------
                                     Page 10

The change in unrealized appreciation (depreciation) of investment securities for 1996 and 1995 was:
Unrealized appreciation at December 31, 1996                                            $   773,286
Unrealized appreciation at December 31, 1995                                                937,264
-----------------------------------------------------------------------------------------------------

Change in unrealized appreciation for 1996                                              $  (163,978)
-----------------------------------------------------------------------------------------------------
Unrealized appreciation at December 31, 1995                                                937,264
Unrealized appreciation at December 31, 1994                                                538,303
-----------------------------------------------------------------------------------------------------

Change in unrealized appreciation for 1995                                              $   398,961
-----------------------------------------------------------------------------------------------------

Listed below is the aggregate historical cost, aggregate proceeds and the net gain or loss arising from transactions, excluding money market account for years ended 1996 and 1995:

-----------------------------------------------------------------------------------------------------
                                                           1996
                                              Aggregate
                                             historical   Aggregate
                                                 cost      proceeds   Net gain
-----------------------------------------------------------------------------------------------------
Sales of investment securities including
           Prime Bancorp, Inc. Common Stock   462,081      820,818    358,737

                                                            1995
--------------------------------------------------------------------------------
                                            Aggregate
                                            historical    Aggregate
                                                cost       proceeds   Net gain
--------------------------------------------------------------------------------
Sales of investment securities including
           Prime Bancorp, Inc. Common Stock   121,640      189,017     67,377

                                                                     (Continued)

PRIME BANCORP, INC. RETIREMENT SAVINGS PLAN

December 31, 1996 and 1995

Notes to Financial Statements
--------------------------------------------------------------------------------
The following table shows the participation in each of the respective funds as of December 31, 1996, and includes participants who elect more than one investment option:

    Kaufmann Fund                            73
    Neuberger & Berman Focus Fund            65
    Vanguard Wellington Fund                 99
    Neuberger & Berman Guardian Fund         36
    Prime Bank Certificates of Deposit      126
    Prime Bancorp, Inc. Common Stock        145
    Benhan GNMA Fund                         35
    Dreyfus Short Interst Government Fund    44

(4) Income Tax Status

    The Plan administrator and the Plan sponsor believe that the Plan is designed and is currently being operated in compliance with the applicable sections of the Internal Revenue Code. Accordingly, no provision for income tax is included in the accompanying financial statements.

(5) Description of Priorities Upon Plan Termination

    Although the Company has not expressed any intention of terminating the Plan, it may do so at any time. Upon termination, all amounts credited to the participant accounts will become 100% vested. A reduction in the value of the participant account would occur if market value losses, surrender charges or deferred sales charges are incurred when Plan investments are liquidated for distribution.


                                                                     (Continued)

PRIME BANCORP, INC. RETIREMENT SAVINGS PLAN	                      		  Schedule 1

Item 27a -- Schedule of Assets Held for Investment Purposes

December 31, 1996
------------------------------------------------------------------------------------------
                                                           Historical             Fair
                                                              cost                value
------------------------------------------------------------------------------------------
Benham GNMA Income Fund, 3,933 units                      $  40,838            $  41,259
Dreyfus Short Interest Government Fund, 5,303 units          58,155               57,642
Kaufmann Fund, 16,146 units                                  93,076               94,291
Prime Bank Stock Money Market Fund, 1,567 units               1,567                1,567
Neuberger & Berman
    Focus Fund, 3,397 units                                 107,381              104,705
    Guardian Fund, 1,608 units                               38,815               41,213
Prime Bancorp, Inc. Common Stock, 93,012 units            1,140,431            1,906,755
Prime Bank Certificates of Deposit, 778,656 units           778,656              778,656
Vanguard Wellington Fund, 7,484 units                       189,590              195,707
------------------------------------------------------------------------------------------
Participant loans, with interest rates ranging from 7% to 10%, and
  maturity dates ranging from 2/14/97 to 7/30/23             23,971               23,971
------------------------------------------------------------------------------------------

Total Investments                                         2,472,480            3,245,766
------------------------------------------------------------------------------------------


PRIME BANCORP, INC. RETIREMENT SAVINGS PLAN                           Schedule 2

Item 27d -- Schedule of Reportable Transactions

Year ended December 31, 1996
-----------------------------------------------------------------------------------------------
Reportable transactions during the year ended December 31, 1996 were:

Purchases

                                                                   Shares              Amount
-----------------------------------------------------------------------------------------------
Neuberger & Berman Focus Fund                                       5,995             180,445
Prime Bancorp, Inc. Common Stock                                   15,590             292,780
Vanguard Wellington Fund                                           10,683             270,078
-----------------------------------------------------------------------------------------------

Sales
                                                                                   Realized
                                         Shares         Cost      Proceeds           Gain
-----------------------------------------------------------------------------------------------
Prime Bancorp, Inc. Common Stock         22,346    273,987        588,186             314,199
-----------------------------------------------------------------------------------------------




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